

November 28, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     PGIM Rock ETF Trust
        Issuer CIK:      0001992104
        Issuer File Number:      333-274664 / 811-23901
        Form Type:     8-A12B
        Filing Date:     November 28, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the PGIM S&P 500 Max Buffer ETF – December under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications